Exhibit 21.1

Subsidiaries of HubSpot, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
HubSpot Ireland Limited	Ireland
HubSpot Ireland IP Limited HubSpot Asia Pte, Ltd.	Ireland Singapore
HubSpot Australia Pty Ltd	Australia